SERVICEMASTER GLOBAL HOLDINGS, INC. 860 Ridge Lake Boulevard Memphis, Tennessee 38120

April 26, 2017

Kristi Marrone
Staff Accountant, Office of Real Estate and Commodities
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:                             ServiceMaster Global Holdings, Inc.
                                                Form 10-K for the fiscal year ended December 31, 2016
                                                Filed February 24, 2017
                                                File No. 001-36507

Dear Ms. Marrone:

This letter sets forth the response of ServiceMaster Global Holdings, Inc. (“we” or the “Registrant”) to the comment contained in your letter, dated March 27, 2017, relating to the Form 10-K for the fiscal year ended December 31, 2016, filed by the Registrant on February 24, 2017.  The comment of the staff of the U.S. Securities and Exchange Commission (the “Staff”) is set forth in bold italicized text below, and the response of the Registrant is set forth in plain text immediately following the comment.

Item 6. Selected Financial Data, page 28

1.              We note your reconciliation of Total Adjusted EBITDA to Net Income (Loss) on page 30.  In future filings please begin the reconciliation with Net Income (Loss), to give equal or greater prominence to the GAAP measure being presented.  Please refer to Question 102.10 of the CD&Is on Non-GAAP Financial Measures.  This comment is also applicable to the extent this measure is presented in earnings releases filed or furnished on Form 8-K.

In response to the Staff’s comment, the Registrant agrees in future filings to begin its Non-GAAP reconciliations with the applicable GAAP measure, including its reconciliation of Net Income (Loss) to Total Adjusted EBITDA, to give equal or greater prominence to the GAAP measure being presented.  We will make this adjustment going forward in Forms 10-K and 10-Q, in earnings releases filed or furnished on Form 8-K, and in other applicable filings.

If you have any questions or require additional information, please do not hesitate to call me at (901) 597-3653.

Sincerely,

/s/ John P. Mullen

John P. Mullen
Vice President, Controller and Chief Accounting Officer

cc:	Becky Chow
U.S. Securities and Exchange Commission
Anthony D. DiLucente
James T. Lucke
ServiceMaster Global Holdings, Inc.